                                                               Page 1 of 7 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                                    SYMS CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   871551 10 7
                 -----------------------------------------------
                                 (CUSIP Number)

                            Irwin M. Rosenthal, Esq.
                      Rubin Baum Levin Constant & Friedman
                              30 Rockefeller Plaza
                            New York, New York 10112
                                  212 698 7840
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 31, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, previously filed Amendment No. 2 to the Schedule 13D amended and restated the Schedule 13D, as previously amended.

                                   SCHEDULE 13D
---------------------------                             ------------------------
CUSIP NO. 871551 10 7                                    PAGE 2 OF  7  PAGES
---------------------------                             ------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Sy Syms
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /x/



--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS* Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA


--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER   9,634,612
        SHARES          --------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER  -0-
       OWNED BY         --------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER  9,634,612
       REPORTING        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER  -0-
         WITH

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,634,612(1)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   54.45%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                             IN
--------------------------------------------------------------------------------


(1) Beneficial ownership of 9,634,512 shares is as trustee under the Sy Syms Revocable Living Trust dated March 17, 1989, as amended, and of 100 shares is as custodian for Jillian E. Merns.



                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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                                   SCHEDULE 13D
---------------------------                             ------------------------
CUSIP NO. 871551 10 7                                    PAGE 3 OF  7  PAGES
---------------------------                             ------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Voting Trust Agreement dated July 25, 1983, as amended, by Sy Syms, trustee
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) /x/


--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      Not applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      New Jersey

--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER   -0-
        SHARES          --------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER  -0-
       OWNED BY         --------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER  -0-
       REPORTING        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER  -0-
         WITH

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            -0-
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   -0-

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                             OO
--------------------------------------------------------------------------------




                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
---------------------------                             ------------------------
CUSIP NO. 871551 10 7                                    PAGE 4 OF  7  PAGES
---------------------------                             ------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      The Sy Syms Revocable Living Trust dated March 17, 1989, as amended, by Sy Syms, trustee
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /x/


--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      Not applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York


--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER   9,634,512
        SHARES          --------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER  -0-
       OWNED BY         --------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER  9,634,512
       REPORTING        --------------------------------------------------------
        PERSON            10   SHARED DISPOSITIVE POWER  -0-
         WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,634,512(1)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   54.45%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                             OO
--------------------------------------------------------------------------------

(1)Sy Syms beneficially owns an aggregate of 9,634,512 shares as trustee under the Sy Syms Revocable Living Trust dated March 17, 1989, as amended, and beneficially owns 100 shares as custodian for Jillian E. Merns.


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

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           This Amendment No. 3 on Schedule 13D amends the Schedule 13D filed on
August 30, 1995, as previously amended by a First Amendment thereto dated
October 30, 1995 and a Second Amendment thereto (which was an amendment and restatement, as required by Rule 101(a)(2)(ii) of Regulation S-T) dated January 5, 1996 (the "Schedule 13D") with respect to the common stock, par value $0.05 per share (the "Shares"), of Syms Corp, a New Jersey corporation (the
"Company").

Item 2.    Identity and Background.

Item 5.    Interest in Securities of the Issuer.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the Issuer.

           Items 2, 5 and 6 of the Schedule 13D are hereby supplemented as follows:

           The scheduled (final) distribution of the remaining 1,407,412 Shares from the trust maintained under the Voting Trust Agreement dated July 25, 1983, as amended (the "Syms Voting Trust"), was made on December 31, 1996 and the Syms Voting Trust, of which Sy Syms was voting trustee and which was previously included in the Schedule 13D, no longer holds any Shares and has been terminated. Therefore this Amendment is being, and any future amendments to the
Schedule 13D will be, filed on behalf of only (i) Sy Syms and (ii) Sy Syms as trustee under the Sy Syms Revocable Living Trust dated March 17, 1989, as amended (the "Syms Living Trust").

           Of the 1,407,412 Shares retransferred from the Syms Voting Trust to the participants therein, 41,184 shares were


                                Page 5 of 7 Pages
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retransferred to the Syms Living Trust and the remainder to Sy Syms' six adult children, causing a decrease in the beneficial ownership of Shares by Sy Syms, an increase in the beneficial ownership of Shares by the Syms Living Trust and terminating the beneficial ownership of Shares by the Syms Voting Trust. The trust under the Syms Living Trust currently beneficially owns 9,634,512 Shares (54.45% of outstanding Shares), and accordingly Sy Syms beneficially owns 9,634,612 Shares (including 100 Shares as custodian for Jillian E. Merns) as of the date hereof, representing approximately 54.45% of the Shares outstanding as of the date hereof (outstanding Share figures are based on the Company's most recent report on Form 10-Q).


                                Page 6 of 7 Pages
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                                    SIGNATURE

           After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     December 31, 1996

                                              Sy Syms
                                            ------------------------------------
                                            Sy Syms, as Trustee under the Sy
                                            Syms Revocable Living Trust, dated
                                            March 27, 1989, as amended


                                              Sy Syms
                                            ------------------------------------
                                            Sy Syms


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